Exhibit 12.2

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2003	2004	2005	2006	2007

Earnings

Loss from Operations before Minority Interest and Income Taxes	$10	$(2,721)	$(449)	$(375)	$(546)
Fixed Charges	552	733	865	982	1,021

Total Earnings	$562	$(1,988)	$416	$607	$475

Fixed Charges
Interest Expense	$532	$702	$829	$951	$995
Amortization of Debt Costs	13	24	29	24	19
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$552	$733	$865	$982	$1,021

Ratio of Earnings to Fixed Charges (1)	1.02	-	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, 2006 and 2007 were insufficient to cover fixed charges by $2.7 billion, $449 million, $375 million, and $546 million, respectively. As a result of such deficiencies, the ratios are not presented above.